SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Follow-up disclosure of a public filing released on May 15, 2012 relating to oil exploration projects in Nigeria

On April 7, 2017, Korea Electric Power Corporation (“KEPCO”) was informed that the Nigerian Federal Supreme Court made the final ruling on the appeal by a consortium consisting of KEPCO, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering in relation to the Nigerian Court of Appeal’s decision in 2012. The Nigerian Federal Supreme Court dismissed the appeal and confirmed the Nigerian Court of Appeal’s decision that the Nigerian Federal High Court did not have proper jurisdiction over the matter.

In January 2009, the Nigerian government decided to nullify oil exploration projects regarding OPL321 and POL323 in Nigeria for which the consortium had made successful bids. The consortium filed a lawsuit in the Nigerian Federal High Court to nullify the Nigerian government’s decision, and the Federal High Court ruled in August 2009 that the Nigerian government illegally cancelled offshore oil exploration rights awarded to the consortium and banned the Nigerian government from further interfering with the consortium.

In response to the Nigerian Federal High Court’s decision, the Nigerian government and Owel Petroleum Services Nigeria Ltd. appealed the decision, and the Nigerian Court of Appeal reversed the decision of the Nigerian Federal High Court, specifying that the Federal High Court did not have proper jurisdiction to rule on this matter. The consortium appealed the decision to the Nigerian Federal Supreme Court on June 18, 2012 and received the final ruling on April 7, 2017, as mentioned above.

The consortium is currently assessing its options in relation thereto, including filing an additional lawsuit. However, taking into account changes in the business environment, we are seeking to settle the dispute through a reconciliation with the Nigerian government on the condition that we are able to recoup the investments we have made.

The consortium holds 60% of the equity interest in the project, and KEPCO holds approximately 8.8% of the interest in the consortium. The remaining equity interests in the project are held, 30% by Equator Exploration of the United Kingdom and 10% by a Nigerian company, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: April 7, 2017